News Release

Alexco Announces Additional High Grade 2006 Keno Hill Drill Results:

Bellekeno Mine Area

January 25, 2007 Vancouver, British Columbia – Alexco Resource Corp. (TSX:AXR) (“Alexco or the Company”) is again pleased to announce additional encouraging assay results from its Keno Hill Project, Mayo Mining District, Yukon drilling campaign managed by NovaGold Resources Inc. (“NovaGold”, TSX, AMEX: NG). The 2006 work program wrapped up in early December with 11,197 metres of diamond drilling completed in 40 holes in the Keno Hill silver district, the majority targeted to confirm or test extensions of known mineralization in areas around seven of the thirty five past producing silver mines in the district.

Highlights

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Results from the final six of nine holes in the area of the past producing Bellekeno mine at Keno Hill continue to include several bonanza silver grade intercepts within, along strike to the east and down plunge of the historically reported mineralization in the Southwest Ore Zone of the Bellekeno Mine. Highlights include:

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DDH K06-027 which cut one interval grading: 1.5 kg/tonne of silver (44.4 ounces per ton silver), 1.26 g/tonne gold, 20.02% lead and 7.22% zinc or 82.9 opt silver equivalent over 3.0 metres from 438.40 to 441.40 metres;

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DDH K06-035 which cut an interval grading: 2.1 kg/tonne of silver (61.2 ounces per ton silver), 1.45 g/tonne of gold, 8.46% lead and 33.76% zinc or 136.8 opt silver equivalent over 1.5 metres from 412.10 to 413.60 metres.

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DDH K06-021 which cut an interval grading: 3.5 kg/tonne of silver (103.3 ounces per ton silver), 0.68 g/tonne gold, 58.76% lead and 1.47% zinc or 173.4 opt silver equivalent over 0.3 metres from 389.90 to 390.20 metres;

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Of particular note is DDH K06-027 drilled approximately 50 metres below the lowest developed level in the Bellekeno Mine intersecting a 7.5 metre interval (from 438.40 to 445.90 metres) grading 19.5 ounces per ton silver, 1.99g/tonne gold, 8.37% Pb and 8.81% Zn or 49.3 opt silver equivalent. DDH K06-027, the deepest hole drilled by Alexco at Bellekeno, confirms the down plunge continuation of the Southwest Ore Zone.

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Alexco is finalizing plans for a major exploration and resource expansion effort in the Keno Hill district with a minimum of 30,000 metres of diamond drilling expected to begin in mid March 2007. It is anticipated that at least 10,000 metres will be drilled at Bellekeno to develop additional inferred category resources.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

2006 Work Program Summary

Drilling completed in 2006 focused on gathering baseline information from areas around the former Silver King, Bellekeno, Husky, Husky Southwest, Lucky Queen, Shamrock and Ruby mines. Assay work on the approximate 7,800 samples is nearing completion and comprehensive results will be released for the remaining target areas as they are received, verified and tabulated. Results from the historic Silver King mine area and those of a new discovery – Silver King East were released on November 2 and 20, 2006 respectively and can be viewed along with the earlier reported Bellekeno results, a property target location map and drill hole plan maps on the Company’s website at www.alexcoresource.com.

At Bellekeno, assays from six of the nine remaining drill holes have been received. The Company released initial results for the first three holes on November 16, 2006. These newest results are impressive with high-grade silver intervals encountered in four of six drill holes. Equally important are the 7.0 to 10.0 -metre long intersections (K06-027 and K06-035) with robust silver, gold and base metal values (Table 1).

The holes at Bellekeno primarily targeted the down-dip and along-strike southwestern extension of the bonanza lead-zinc-silver veins developed by UKHM and served to verify the continuation of historically reported mineralization. One of the holes reported here (K06-023) was lost in the mineralized zone due to technical drilling issues and two failed to intersect the target zone (K06-030 and K06-038). Hole K06-027 discussed above, targeted the downdip extension of mineralization below the historic mine workings at the 900 level. The vein geochemistry in the mineralized area is defined by a unique silver-lead and gold-zinc zonation.

Table 1: Results from 2006 Diamond Drilling in the Bellekeno Area – Keno Hill Property

	From	To	Length	Ag	Ag	Au	Au	Pb	Zn	Ag Eq*
Hole #	metres	metres	metres	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton

K06-021	388.30	391.00	2.70	660.3	19.3	0.72	0.021	8.47	2.20	34.3
including	389.90	390.20	0.30	3,540.0	103.3	0.68	0.020	58.76	1.47	173.4

K06-023	375.40	378.00	2.60	209.6	6.1	1.48	0.043	3.65	12.38	36.3
including	377.45	378.00	0.55	735.0	21.4	2.23	0.065	15.85	16.25	74.0

K06-027	438.40	445.90	7.50	670.2	19.5	1.99	0.058	8.37	8.81	49.3
Including	438.40	441.40	3.00	1,521.7	44.4	1.26	0.037	20.02	7.22	82.9
Including	444.40	445.90	1.50	206.9	6.0	6.02	0.175	1.39	20.31	57.2

K06-030	No significant results

K06-035	403.60	413.60	10.00	350.9	10.2	0.60	0.017	1.38	10.59	32.8
Including	412.10	413.60	1.50	2,098.0	61.2	1.45	0.042	8.46	33.76	136.8

K06-038	311.90	312.85	0.95	256.0	7.5	0.22	0.006	0.07	0.35	8.6

* Silver (Ag) equivalent calculated based on US$525 Au, US$8.00 Ag, US$0.45 Pb, and US$0.75 Zn; metallurgical recoveries not considered.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Bellekeno Resource Update

SRK Consulting has been retained to undertake a NI 43-101 compliant resource estimate for the past producing Bellekeno mine where United Keno Hill Mines Limited (“UKHM”) reported significant historical resources. Records indicate the Bellekeno mine produced 42,000 tons (38,102 tonnes) of ore averaging 42.6 ounces per ton of silver (1,461 g/t silver) with approximately 11% lead and 7% zinc. Completion of the resource estimate is scheduled for the First Quarter 2007 and will be the basis for resource definition drilling in 2007.

In March 1997, estimated remaining resources at Bellekeno were published by Keno Hill mine staff (Table 2). Samples were collected by underground percussion drilling and surface core drilling, and silver assays were capped at 100 ounces of silver per ton (3,429 g/t silver). Manual polygonal estimation methods were used and, if necessary, the veins were diluted to a minimum mining width of 5 feet (1.52 metres). These historical resources used the revised February 1996 CIM Mineral Resource/Reserve Classification reporting guidelines. Although believed to be relevant by Alexco management, these historical resources are not NI 43-101 compliant, should not be relied upon, and will be updated and verified by an independent qualified person in the upcoming SRK resource estimate.

Table 2: Estimated Remaining Historical Resources from the BELLEKENO Mine– Keno Hill Property

	Resource	Resource	Ag	Ag	Au	Au	Pb	Zn	Ag Eq*	Ag Eq*
	Tons	Tonnes	g/tonne	oz/ton	g/tonne	oz/ton	%	%	oz/ton	Moz

M & I	253,327	229,813	1,251	36.5	0.34	0.010	12.40	7.10	64.4	16.3
Inferred	37,950	34,427	789	23.0	0.34	0.010	6.00	4.00	37.9	1.4

* Silver (Ag) equivalent calculated based on metal prices of US$525/oz Au, US$8.00/oz Ag, US$0.45/lb Pb, and US$0.75/lb Zn; metallurgical recoveries not considered.

2007 Program Planning

Alexco is planning to mobilize four skid-mounted diamond drill rigs for the 2007 drilling campaign at Keno Hill and this work will be managed by NovaGold Resources Inc. It is expected that a minimum of 30000 metres of drilling will be completed over a period of 6 months within the district.

Alexco’s plan in 2007 is to initially capitalize on historic resources at the Bellekeno and Husky-Silver King deposits with further definition and expansion drilling (approximately 23,000 metres) to develop inferred category resources from the surface. The balance of the metreage will be allocated to assessing quality exploration targets in the district.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill district produced more than 217 million ounces of silver with average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). The historical production grades would rank Keno Hill in the top 3% by grade of today’s global silver producers. The Keno Hill district is the second-largest historical silver producer in Canada.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4

Notes

True widths have not been determined for all the above reported drill intercepts but are believed to be representative of actual vein thicknesses.

The 2006 exploration drill program and sampling protocol has been reviewed, verified and compiled by Alexco’s geologic staff under the oversight of Mike Stammers, P.Geo., Exploration Manager for Alexco and a Qualified Person as defined by National Instrument 43-101 ("NI 43-101"). A rigorous quality control and quality assurance protocol is used on the project, including blank, duplicate and standard reference samples in each batch of 20 samples that were delivered to the lab. All drill core samples were shipped to ALS Chemex Labs of North Vancouver BC for preparation and analysis by fire assay and multi-element ICP.

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company’s core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development activity.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com or visit the Company’s website at www.alexcoresource.com.

Some statements in this press release contain forward-looking information. These statements include, but are not limited to, statements with respect to the entering into of agreements, the closing of transactions and the expenditure of funds. These statements address future events and conditions and, as such, involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of to be materially different from any future results, performance or achievements expressed or implied by the statements. Such factors include, among others, the timing of transactions, the ability to fulfill certain conditions, the ability to raise funds and the timing and amount of expenditures.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street
Suite 2300
Vancouver, BC V6C 1S4